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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of           MARCH, 1999
                -----------------------------------


                  ROYAL CARIBBEAN CRUISES LTD.
                  ----------------------------------------
                  1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                  ----------------------------------------
                  (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                  Form 20-F   X             Form 40-F
                            -----                     -----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  Yes                       No          X
                            -----                     -----

[If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 _____].


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                                                       Contact: Lynn Martenstein
                                                                  (305) 539-6573


                                                           FOR IMMEDIATE RELEASE


                     ROYAL CARIBBEAN INTERNATIONAL ANNOUNCES
                  TWO-WEEK WET-DOCKING OF GRANDEUR OF THE SEAS

Miami - March 18, 1999 - Royal Caribbean International announced today it is canceling GRANDEUR OF THE SEAS' March 20 and 27 sailings to replace connecting rods in the ship's generator engines, as a precautionary measure. The repairs will be made over a two-week period at a wet-dock location to be determined. The ship will complete its current cruise and return to Miami on March 20.

         Last week, a faulty connecting rod caused one engine to fail on a sister ship, ENCHANTMENT OF THE SEAS. While both ships are equipped with four generator engines and two back-up emergency generators and can safely operate on only one generator engine, the company decided to take this corrective action now. These ships are the only two in Royal Caribbean International's fleet that have this type of engine.

         "It is always difficult to make a decision that results in the cancellation of a long-awaited cruise vacation by our guests," said Royal Caribbean President Jack L. Williams. "I believe, however, that erring on the side of conservatism is the most prudent decision," he added.

         All guests booked on the March 20 and March 27 sailings will receive a full refund on their cruise. In addition, guests on the March 20 cruise will receive a certificate for a free cruise on a future seven-night Caribbean cruise on either Royal Caribbean International or Celebrity Cruises, good through March 31, 2000. Guests booked on the March 27 trip will receive a certificate for 50 percent off the cruise-fare portion of a

                                    More. . .


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TWO WEEK WET-DOCKING ANNOUNCED FOR GRANDEUR OF THE SEAS

future seven-night Caribbean Cruise on either brand, good through March 31, 2000. Alternatively, guests booked on either cruise have the option of receiving 50 percent off the cruise portion of any Millennium sailing.

         In all cases, travel agents' commissions will be protected and an administrative fee of $50 per cabin will be paid to agents who rebook their clients on alternative sailings.

        The company expects that the financial impact, after loss-of-hire insurance and other recoveries, will not be material.



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                                         Contact: Lynn Martenstein or Rich Steck
                                                  (305) 539-6573


                              FOR IMMEDIATE RELEASE


                   ROYAL CARIBBEAN ACCELERATES DRY-DOCKING OF
                            ENCHANTMENT OF THE SEAS

MIAMI - March 15, 1999 - In the aftermath of an engine failure on ENCHANTMENT OF THE SEAS last week, company officials at Royal Caribbean International have decided to dry-dock the ship earlier than planned.

         "The ship was scheduled for a May 17th dry-dock, but we have been able to secure the necessary parts earlier than we anticipated, so we have decided to repair the ship now," said Royal Caribbean International President Jack Williams. "The availability of parts, coupled with the fact that one of the other engines is also out of service, make this a prudent decision. The ship will be in dry-dock for approximately six weeks," Williams added.

         The failure of a connecting rod in one of the ship's generator engines was the cause of last week's engine failure. The ship was reduced to operating on emergency power for approximately 45 minutes before normal power was restored. There were no reported injuries to either guests or crew, and the failure forced the ship to travel at a slower speed of 17 1/2 knots and required a minor change in its itinerary.

         The ship is equipped with four generator engines and two emergency generators, but is designed to operate safely with a single generator engine. The repairs will necessitate the cancellation of six of ENCHANTMENT's sailings, those scheduled from March 21 through April 25, 1999.

                                     more...


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ROYAL CARIBBEAN ACCELERATES ENCHANTMENT DRY-DOCK

         "We deeply regret any inconvenience the dry-docking has caused our guests or travel partners, and are working hard to accommodate and compensate them for this change in plans," Williams added.

         Guests booked on the ENCHANTMENT OF THE SEAS' March 21, 1999 sailing will receive a full refund, plus a cruise certificate for 50 percent off the cruise- fare portion of a future seven-night Caribbean cruise on Royal Caribbean International or Celebrity Cruises, good through March 31, 2000.

         Guests booked on ENCHANTMENT OF THE SEAS' sailings of March 28 through April 25, 1999 will receive a full refund, plus a cruise certificate for $500 per cabin ($250 per person) off the cruise fare of a future seven-night Caribbean cruise on Royal Caribbean International or Celebrity Cruises, good through March 31, 2000. Guests who had been booked in Category D staterooms or above will receive future cruise certificates valued at $750 per cabin ($375 per person). Guests booked as third or fourth persons in a cabin of any category will receive a future cruise certificate for $100 per person. A special help desk has been set up at 1-800-722-5053.

         Travel agents' commissions will be protected and an administrative fee of $50 per cabin will be paid to agents who rebook their clients on alternative sailings.

         "Because of the company's loss of hire insurance, and based on the best available information at this time, we do not expect there will be any material financial impact to the company," said Richard J. Glasier, chief financial officer.


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                                                     Contact: Gloria Y. Jacaruso

                                                                  (305) 539-6575

                                                       e-mail: gjacarus@rccl.com

                                                     For Release: March 13, 1999


                     MONARCH OF THE SEAS RETURNS TO SERVICE
                    SIGNIFICANT UPGRADES MADE DURING DRY DOCK

         SAN JUAN, PUERTO RICO - March 13, 1999 --MONARCH OF THE SEAS returns to full service March 14, less than three months after sustaining damage from an underwater shoal off St. Maarten. The Royal Caribbean International vessel emerged from dry dock Monday, fully repaired and significantly improved in guest areas.

         The ship arrived in San Juan in the early morning hours of March 12, two days before resuming its Southern Caribbean itinerary. Its return was celebrated by several hundred travel agents and community leaders who joined cruise executives for a black-tie event in honor of the ship's reintroduction.

         MONARCH OF THE SEAS spent 65 days in dry dock at Atlantic Marine in Mobile, Ala., where shipyard crews worked around the clock to repair the damage sustained in the Dec. 15, 1998, incident.

         A crew of more than 600 workers participated in the repairs. Approximately 420 tons of steel and the electrical equipment in the pump rooms were replaced and damaged areas were refurbished.

         Royal Caribbean International took advantage of the time in dry dock to perform upgrades on MONARCH OF THE SEAS, which had been scheduled for early 2000. All of the ships indoor and outdoor areas and staterooms received new carpet, upholstery, wall coverings and window treatments. Aquanauts, a new toddler facility, was created on


                                    More. . .

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MONARCH OF THE SEAS RETURNS TO SERVICE

Deck 8. Flashes, the ship's teen lounge, received an upgraded audio and lighting system that includes more than 10 television monitors and a coffee house motif. The indoor and outdoor dining areas of the Windjammer Cafe were remodeled with mosaic tile, artwork and softer finishes. The Ship Shape Center fitness facility received a new aerobics floor and new finishes in the treatment rooms and spas.

         Royal Caribbean International executives applauded the men and women who worked to bring MONARCH OF THE SEAS back to service.

         "Our personnel worked closely with the staff at Atlantic Marine on this challenging project to ensure MONARCH OF THE SEAS was restored to the highest standards," said Jack Williams, president of Royal Caribbean International. "We are pleased to have the ship back in service in such timely manner and to be able to continue our visits to the Southern Caribbean islands."

         MONARCH OF THE SEAS began service in 1991. At 73,941 tons, the ship with 1,476 cabins can accommodate more than 2,700 guests. The ship's seven-day Southern Caribbean itinerary includes San Juan, St. Thomas, Martinique, Barbados, Antigua and St. Maarten.

         Royal Caribbean Cruises Ltd. is a global cruise company operating two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands' combined fleet consists of 17 vessels in service and nine ships on order through 2002. The ships currently visit Alaska, the Bahamas, Bermuda, Canada, the Caribbean, Europe, Hawaii, Mexico, New England, the Panama Canal and Scandinavia. For more information about the cruise line, please visit the company's Internet web site at http://www.royalcaribbean.com or http://www.rclinvestor.com.



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ROYAL CARIBBEAN CRUISES LTD.

                                         (Registrant)

Date: April 1, 1999                       By:  /s/ Richard J. Glasier
                                             -----------------------------------
                                             Richard J. Glasier
                                             Executive Vice President
                                                and Chief Financial Officer